Mail Stop 3561


January 20, 2006



Joel A. Littman
Chief Financial Officer
811 Hansen Way
Palo Alto, California 94303-1110
(650) 846-2900

Re: 	CPI Holdco, Inc.
Form S-1
Filed December 23, 2005
File No. 333-130662

Form 10-K for the year ended Sept. 30, 2005, filed Dec. 20, 2005
Form 10-K/A for the year ended Sept. 30, 2005, filed Jan. 6, 2006
File No. 333-113867-04

Dear Mr. Littman:

      We have reviewed your filings and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March
31, 2001 quarterly update to the Division of Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Prospectus Cover Page

4. Remove the reference to "Joint Book-Running Managers" from your cover page. This information is not required by Item 501 of Regulation S-K, is not material to an investment decision and is more appropriate under the heading "Plan of Distribution." You may include the reference on the back cover page of the prospectus.

Inside Cover Page

5. Remove the extraneous information from the inside front cover page that is not required by Item 502 of Regulation S-K. Please reposition the first and third paragraphs following the table of contents to somewhere after the forepart of the prospectus, to the extent the information is not duplicated elsewhere in the document.

Prospectus Summary, page 1

6. Please revise to remove the second, third and fourth italicized paragraphs at the top of page 1. The second paragraph should be removed because glossaries are generally inappropriate in the summary. Instead, revise to make the discussion clear from its context. The third paragraph is not so key to investors as to warrant summary disclosure. The fourth paragraph is an inappropriate limitation on your disclosure obligations.

7. As currently drafted at five pages, the summary section is too long. Also, much of the summary as currently drafted simply repeats disclosure in your Business discussion. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting the subsections entitled
Our Competitive Strengths on page 2, Our Strategy on pages 3 through
4 and Market Trends on pages 4 through 5. This disclosure is too detailed for the summary and is more appropriate for your Business discussion.

8. After you reduce the summary, please revise the beginning of your prospectus summary to disclose very briefly the following information:

* Following this offering, you will be controlled by affiliates of The Cypress Group, who will own ___ % of your equity, control ___ %
of your voting power and have the ability to influence the management and affairs of the company.
* The proceeds from the IPO will be used to redeem, repurchase or repay debt, a portion of which you used to pay $___ in cash dividends to the affiliates of The Cypress Group in 2005.
* You will have a significant amount of debt that exceeds the amount of your tangible net assets.
* You have a history of net losses with the exception of fiscal years
2003 and 2005.

9. You use a significant amount of business, technical and military jargon in your prospectus, which makes it difficult to evaluate what goods or services you provide and to whom. Generally revise to reduce the use of jargon and instead use everyday descriptions. examples of terms you should revise include:

* "frequency (`RF``) solutions," "microwave solutions" and variations on "solutions" - simply describe the goods or services you provide;
* "leverage;"
* "our products are consumable" - clarify "consumable;"
* "We work with our customers on an opportunistic basis;"
* "threat countermeasures," "non-lethal weapons applications, "active denial" and other military jargon - explain such terms in everyday language that is less abstract; and
* "klystron" - while this is a usefully specific term, you should also explain what it means and why it is significant to investors in everyday language.

These are only examples. Revise to eliminate technical and business jargon from the prospectus summary and to reduce the amount of jargon throughout the remainder of the prospectus.

10. Eliminate the use of the unnecessary acronyms such as "CAGR," "TSAT," "AEHF" and "IED" from your summary since their meanings are unclear without the benefit of an explanation. See Securities Act Rule 421(b). In addition, please consider limiting your use of these and other unnecessary acronyms appearing throughout the remainder of the prospectus.

11. You make several statements that you are a "leading provider"
of
"solutions" and similar statements. In each case, revise your discussion as necessary to clearly characterize those assertions as your beliefs and to substantiate them with supporting data and details. For example, you should quantify your reference on page 48 to a "large installed base" and provide more quantitative detail to support similar statements. If you cannot support your statements, then you should delete them. Also provide objective support for your statements in the summary and elsewhere regarding market trends and your market position, such as the assertion that "[t]he U.S. market for radiotherapy equipment is projected to grow at a CAGR of 9.3% between 2004 an 2009." Highlight the specific portions of our supporting materials upon which you are relying so that we can reference them easily.
12. Revise the third paragraph under "Our Company" to quantify the portion of your revenues attributable to Varian Medical Systems. Also revise the next paragraph to clarify that the U.S. Government is the only customer that accounted for 10% or more of your revenues in the past three fiscal years. We remind you to file any contracts with these or any other parties upon which your business is substantially dependent as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Summary consolidated and pro forma combined financial data, pages
7-8

13. Please remove the pro forma income statement from page 8, as
Article 11 of Regulation S-X only allows for pro forma information giving effect to a purchase business combination that has been consummated during the most recent fiscal year or subsequent interim period. You should insert a bold line to separate your predecessor`s fiscal 2004 historic results of operations from your results of operations.

Risk Factors, page 11

14. Please refer to the last two sentences of the introductory paragraph. The risk factors section must discuss all known material risks. Please delete any language that suggests material risks are not discussed in this section.

Risks Relating to Our Business, page 11

The markets in which we sell our products are competitive ..., page
11

15. This risk factor is too vague in that you do not present sufficient, but not excessive, information for investors to assess the magnitude of the risk. Please revise accordingly. As currently drafted, this risk factor is also generic in that it could apply to any company. Please revise to clearly explain how each risk applies to your industry, company, or offering. Additionally, please revise the bodies of this and your other risk factors so that the bodies of the risk factors explain how the risk described in the caption may occur and avoid the generic conclusion that the risks "may materially harm our operations" or that your operations "may be materially and adversely affected."


A significant portion of our sales is ..., page 11

16. This risk factor bundles together multiple distinct risks including the risk that U.S. government expenditures may decline, the bullet list of risks at the top of page 12, risks due to whistle blower suits and risks due to the competitive bidding process. In order to give the proper prominence to each risk you present, please assign each risk its own descriptive subheading and tailor the risks to your circumstances.

We may not be successful in obtaining ..., page 14

17. Provide a few examples of the reasons why the relevant government agencies might terminate or significantly limit your ability to export.

Environmental regulation and legislation ..., page 14

18. This risk factor also bundles multiple distinct risks including a paragraph disclosing general risks related to environmental laws, risks related to the sale of Varian and risks related to your San
Carlos facility. In order to give the proper prominence to each risk you present, please assign each risk its own descriptive subheading and tailor the risks to your circumstances.

We have had historical losses, page 16

19. This risk factor is too vague. Revise to present enough detail for investors to evaluate the magnitude and nature of the risk. Also revise the caption so that it clearly states a risk to investors. Similarly revise your other risk factors as appropriate. For example, the following caption, "Being a public company ...," does not clearly state a risk to investors.

Risks Related to our Indebtedness, page 17

CPI Holdco is a holding company ..., page 18

20. Please revise to disclose more clearly how having subsidiaries poses a risk to investors. In this regard, we note your statement that "[o]ur subsidiaries are separate and distinct legal entities and are not obligated to make funds available to us in the form of distributions, dividends, advances, loans or otherwise." This statement suggests that you may not control your subsidiaries and they may be controlled by someone else.

Risks Related to our Common Stock and this Offering, page 19

The controlling position of Cypress ..., page 20

21. Revise the first paragraph to explain that a consequence of Cypress` controlling position is its ability to deter any change of control attempts.

Investors will incur immediate and substantial dilution ..., page
21

22. Please revise this risk factor to quantify the risk in everyday terms. In other words, explain that investors who purchase shares will:

* pay a price per share that substantially exceeds the value of your assets after subtracting your liabilities; and
* contribute ___ % of the total amount of your funding but will own only ___ % of the shares outstanding.

Use of Proceeds, page 23

23. Disclose more clearly that you will use proceeds from this offering to repay debt, and highlight that the underwriters are affiliates of your lenders. Provide a cross reference to the relevant section of the prospectus where you disclose the interest rate and maturity of the indebtedness you expect to reduce with the proceeds of the offering. Also disclose how you used the proceeds of such indebtedness that you incurred within the past year. See Instruction 4 to Item 504 of Regulation S-K.

24. Reconcile your statement that you have not determined which portions of your indebtedness will be redeemed, repurchased or repaid with the specific allocation of the offering proceeds in the preliminary notes (2), (3) and (4) to your capitalization table. Also disclose the extent to which your loan agreements limit the amounts you are permitted to redeem or repurchase with the offering proceeds.

Selected Financial Data, page 27

25. Provide cash dividend declared per common share data for each of the five fiscal years. Refer to Item 301 of Regulation S-K.

26. We note your presentation of EBITDA and the net income (loss) to
EBITDA reconciliation on pages 9 and 29. Please clearly explain to investors why you believe this non-GAAP measure is useful to investors in evaluating your financial condition and results of operations. Refer to Item 10(e) of Regulation S-K.

27. We note on page 29 that your calculation of the non-GAAP measure you call EBITDA includes adjustments for items such as write-off of goodwill and impairment of property, plant and equipment. Measures that are calculated differently than EBITDA as described in Item 10(e) of Regulation S-K and the related adopting release should not be characterized as "EBITDA." Please remove these adjustments from the calculation of your non-GAAP measure or revise the title of your measure to clearly identify the earnings measure being used and all adjustments. It would also be necessary for you to revise the description of the calculation of your non-GAAP measure in footnote
(7) on page 9, footnote (6) on page 29 and elsewhere, as applicable.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

28. Refer to the Merger paragraph on page 30. You state that "[t]he
Merger essentially resulted in the recapitalization of the Predecessor." We are unclear why you characterize the merger as a recapitalization. We note that you accounted for the transaction as a purchase, so your reference to recapitalization may be confusing to readers. Please remove this disclosure and make similar revisions elsewhere in the filing, as applicable.

29. Clarify on pages 30-31 how your definition of "Orders" differs from your definition of "Backlog" and explain in quantified detail why "Backlog" is significantly less than the amount of "Orders" as of
September 30, 2005.

Results of Operations, page 33

30. Remove the fiscal 2004 pro forma income statement from the table on page 33 as Article 11 of Regulation S-X only allows for pro forma information giving effect to a purchase business combination that has been consummated during the most recent fiscal year or subsequent interim period. You should insert a bold line to separate your predecessor`s results of operations from your results of operations in the table on page 33 so that it is clear to investors that the predecessor results are based on a different cost basis and reflect the decision making of a different management group. If you believe combined fiscal 2004 sales and cost of sales information is material to an investors understanding of the company`s historic results of operations and the trends in those operations, we would not object to a discussion limited to this information.

31. We note on page 33 management`s belief that the company`s GAAP based financial information should be supplemented by EBITDA because
EBITDA is a component of covenants in the company`s senior credit facility requiring the company to maintain certain interest expense coverage and leverage ratios. Since the senior credit facility is a material agreement, the covenants are material terms of the senior credit facility, and management believes the information about the covenants is material to an investor, you should disclose the measures as calculated by the debt covenants within MD&A. In addition, provide disclosure regarding the covenant measures to include a discussion of the following:

* the materiality of the senior credit facility and the covenants;
* the amount or limit required for compliance with the covenants;
and
* the actual or reasonably likely effects of compliance or non-compliance with the covenants on the company`s financial condition and liquidity.

Fiscal year 2005 compared to fiscal year 2004, page 34

32. Much of your disclosure under Results of Operations is merely recitation of changes in line items from the financial statements or very brief assertions of the intermediate effects of trends and uncertainties alone, without describing the reasons underlying these effects. Please revise to provide analysis. For example, in the second paragraph on page 34, explain the reasons why the shipments of high power microwave devices increased. Provide analysis of the reasons underlying the effects you identify and identify and quantify each material factor that contributes to a change in a reported result. Additionally, under Radar Market at page 48, under Electronic Warfare Market at page 49 and elsewhere in your Business discussion, you disclose sales trend information for each division.
Revise under Management`s Discussion and Analysis to discuss and analyze these trends.

Additionally, disclose any material effects reasonably likely to result from known trends, commitments and uncertainties. For example, on page 34, discuss and analyze expected effects of your reduced spending on research and development (particularly in light of your strategy described on page 3 to enhance and expand your key technologies) and the expected impact on future operations due to acceleration of sales in anticipation of relocating your San Carlos facility. As another example, discuss how your plans to explore strategic acquisitions will impact your business, specifically addressing your expectation that you will require "significant amounts of cash, issue additional equity securities or incur additional debt" to support that effort, as mentioned in your risk factor on page 15.

Although we give specific examples, we believe you should generally revise your Management`s Discussion and Analysis and Liquidity and Capital Resources discussions, provide more specific detail, and consider the guidance in SEC Release No. 33-8350.

EBITDA, page 35

33. Revise to provide a discussion and analysis of how the changes in
EBITDA affected the bonuses that you reference in note 7 to the Summary Financial Data. Similarly revise your discussion and analysis of EBITDA on page 37.

Liquidity and Capital Resources, page 37

Historical operating, financing and investing activities, page 37

34. Much of this discussion is merely recitation of changes in line items. Please generally revise your Liquidity and Capital Resources discussion to provide a discussion and analysis of your liquidity and capital resources that provides more detailed historical information regarding your sources of cash and capital expenditures, clarifies the extent to which you have funded your operations from revenues and external financing and discusses your expenditures on the business activities you disclose elsewhere. See Section IV of See SEC Release
No. 33-8350.

Dividends from CPI to CPI Holdco, page 39

35. We note your disclosure that the agreements governing your senior credit facilities and the indenture governing the 8% senior subordinated notes impose restrictions on CPI`s ability to make cash dividends to you. Please describe in greater detail these restrictions and quantify them, if possible, to illustrate how they affect CPI`s ability to make these payments.

Capital Expenditures, page 40

36. Please revise to provide more detailed discussion of the items for which you made your capital expenditures and disclose how you expect these items to affect your future operations and cash requirements.

Contractual Obligations, page 40

37. It does not appear that the contractual obligations table includes interest payments on debt. Please either explain why the table excludes the anticipated interest payments or revise the table to include interest payments.

Critical Accounting Policies, page 42

38. Please revise to address more specifically why your accounting estimates or assumptions bear the risk of change. Your disclosure as currently drafted is generic and does not sufficiently identify the sources of uncertainty. See Section V of SEC Release No. 33-8350.

Business, page 45

Markets, page 48

39. Please revise to provide more specific detail identifying the geographic markets in which you operate.

Communications Market, page 49

Satellite Communications, page 49

40. We note your statement that "[t]he entire communications market, including the market for satellite communications systems, had seen a reduction in demand for new equipment in the prior several years." Please revise under Management`s Discussion and Analysis to clarify how this trend has affected you and to identify expected future effects. Similarly revise under Management`s Discussion and Analysis for other trends that you identify.

Products, page 51

41. The descriptions of your products, for example the Klystrons & Gyrotrons discussion on page 52, contain usefully specific detail. However, you use a number of technical terms that may not be familiar to investors. Please revise to explain these products more clearly in everyday language. For example, please explain "cyclotron resonance," "linear beam devices," "resonant cavities linked by a beam tunnel" and similar terms.

Principal and Selling Stockholders, page 76

42. We note that you did not list Messrs. Hughes and Finley, your directors, as beneficial owners notwithstanding the nature of their positions with The Cypress Group. Advise us why you believe these directors may not be deemed to beneficially own the shares of common stock owned by The Cypress Group pursuant to Rule 13d-3.

43. Please advise us in your response letter whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers. For all selling shareholders that are broker-dealers, disclose that they are "underwriters" within the meaning of the Securities Act. You should revise the Plan of Distribution to state the names of the selling shareholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

44. For selling shareholders who are affiliates of broker-dealers, disclose, if true, that:

* the seller purchased in the ordinary course of business, and
* at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.

Underwriting, page 93

45. Describe briefly the factors that the underwriters would consider in determining whether to consent to the release of some or all of the shares subject to the lock-up agreements.

46. We note your disclosure under "Affiliations." Identify which underwriters have material relationships with you and the nature of the relationships. Currently, you do not provide specific information for any relationships other than in connection with your senior credit facilities.

Where you can find more information, page 96

47. Please revise to use our current address: 100 F Street N.E., Washington, DC, 20549.






Financial Statements and Notes For the Year Ended September 30,
2005

Consolidated Balance Sheets, page F-3

48. Please provide a pro forma balance sheet reflecting an accrual for the $17 million special dividend payment along side your most recent historical balance sheet in the filing.

Consolidated Statements of Operations, page F-4

49. We note from Note 11 (page F-24) and Note 19 (page F-35) that you made special cash dividend payments of $75.8 million and $17 million to shareholders in February and December of 2005, respectively.
As
such, please provide pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividends (but only the amount that exceeds current year`s earnings) in addition to historical earning per share. Refer to SAB Topic 1B.3.

50. We note your separate presentation of amortization of acquisition-related inventory write-up on the face of the income statements. Inventory amortization should be classified within the cost of sales line item. We would not object to parenthetical disclosure of the amount of amortization classified within cost of sales.

Note 2.  Summary of Significant Accounting Policies
Revenue Recognition, page F-8

51. We note that estimated sales values of performance under certain contracts to commercial customers and U.S. government fixed-price contracts are recognized under the percentage of completion method of accounting. In that regard, advise us and disclose the nature of these contacts and how you consider the criteria under SOP 81-1 when determining to recognize the revenues under the percentage of completion method of accounting.

Property, Plant, and Equipment, page F-9

52. Please disclose in detail on page F-9 how you revised the estimated useful lives of property, plant and equipment. You should also discuss the change in estimate in MD&A, including an explanation of how the change has affected the comparability of depreciation expense amounts before and after the acquisition.

53. Please revise your policy to report gains and losses resulting from the disposition of assets as separate line items on the face of your income statement pursuant to 5-03 of Regulation S-X.





Note 3.  Mergers

54. Explain to us, in sufficient detail, how you determined the fair value of the acquired backlog. Explain all the assumptions relied upon by management and tell us why you believe they are reasonable.

55. With a view towards disclosure, explain to us in detail how you addressed in your purchase accounting each of the following items. If you did assign value to an item, tell us where it is classified, explain to us how you are accounting for it, tell us how you determined fair value, and justify to us your estimated useful life.
Please be detailed in your response and reference for us the GAAP literature as support for your accounting for each following item:

* purchase orders with undefined delivery schedules, or blanket purchase orders;
* unfunded government sales contracts;
* multiple option years in U.S. Government contracts;
* patents;
* licensing and royalty agreements; and
* work-in-process

56. Explain to us why you have not assigned any value to acquired customer lists, contractual and noncontractual customer relationships as required under SFAS No. 141.  In this regard, we note on pages
54
and 55 that you have a large installed product base with recurring sales of replacement parts, spares, repairs and upgrades. In fiscal
2005 you generated approximately 58% of your sales from products for which you believe you are the sole provider to your customer. You believe that your large installed base will enable you to "capture a long-term stream of spares, repairs and upgrade sales over the lives of these systems."

57. Explain to us, in sufficient detail, how you determined the fair value of acquired technology. Explain to us all of the assumptions relied upon by management and tell us why you believe they are reasonable. Also tell us if the valuation assumptions utilized by management when determining fair value (e.g., discount rate, assumed growth, projected profitability) were the same as what was utilized by Cypress when determining the amount of consideration to pay in the acquisition of the predecessor.

58. Disclose and explain to us your rationale for assigning a forty-five year useful life to the intangible asset "landlease." In this regard, we note that you believe buildings have a 25 year useful life.

Note 5.  Supplemental Balance Sheet Information, pages F-16 - F-18

59. We note the disclosure of how you allocated goodwill by reportable segment on page F-18. Disclose and advise us in detail how you have allocated your goodwill to your reporting units. In your response please explain to us the basis for your identification of reporting units and your reasonable method of allocating goodwill.
We refer you to the definition of a reporting unit in paragraph 30 of
SFAS No. 142 and the guidance in paragraphs 34 and 35 of SFAS No.
142.

60. Please provide in this footnote a roll forward analysis of your reserve for excess, slow moving, and obsolete inventory. Also, provide a roll forward analysis of your reserve for loss contracts and cost in excess of market inventory.

Note 15.  Segments, Geographic and Customer Information, page F-31

61. It appears that the five divisions aggregated within the VED reportable segment meet the SFAS No. 131 paragraph 10 definition of an operating segment. If so, please clarify in your disclosures that they are operating segments. If not, please explain to us why not.

62. We note your belief that the five operating divisions aggregated within the VED reportable segment have similar economic characteristics as measured by EBITDA. Please provide us the EBITDA analysis that your have relied upon when making this conclusion. In addition, please provide us an analysis of the historical long term average gross margins for each of the operating divisions.

63. We note your representation that the operating divisions are similar in (i) the nature of their products, (ii) their manufacturing processes, (iii) their customers and (iv) their distribution and sales methods. In addition to the information requested above, please explain to us how the five operating divisions meet each of the criteria under paragraph 17 of SFAS 131 for aggregation.

Note 17.  San Carlos Sale Agreement, page F-34

64. Explain to us why you have not classified the San Carlos property as "held for sale" pursuant to paragraphs 30 and 31 of SFAS No.
144.
Refer also to the guidance in Appendix A of SFAS No 144, in particular example 11.

65. Explain to us how you have/will account for the $1 million in payments from Varian. It seems, since the agreements to waive certain development restrictions and indemnity obligations were made in connection with the sale of the property, the payments should be included in the calculation of the gain or loss from the sale of the property.

Part II - Information not Required in the Prospectus, page II-1

Signatures, page II-5

66. Revise to indicate that Mr. Littman is also signing in the capacity of your principal accounting officer, as required by Form S-
1.

Form 10-K/A for the year ended September 30, 2005, filed January
6,
2006

67. Please comply with the comments above, as applicable, in future periodic reports.

Exhibit 31
Exhibit 32

68. In future filings, please file the certifications for your chief executive officer and for your chief financial officer as separate exhibits on EDGAR.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


cc:	Richard C. Wirthlin, Esq.
	Irell & Manella LLP
	Via Facsimile: (310) 282-5676
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Mr. Joel A. Littman
CPI Holdco, Inc.
January 20, 2006
Page 15